UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___________)*

CORD BLOOD AMERICA, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

21839P-10-7
(CUSIP Number)

Antonia M. Lafferty
1717 Arch Street
Suite 1410
Philadelphia, PA 19103
(215) 599-8406

-with a copy to-
Graham R. Laub, Esquire
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103
(215) 575-7277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d1(e), 13d-1(f) or 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

Schedule 13D
CUSIP No. 21839P-10-7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CorCell, Inc. EIN: 23-2824442
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,567,676 (See Item 5)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,498,715
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,498,715 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.27%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D      Forms
CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vita 34 International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,567,676 (See Item 5)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,498,715
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,498,715 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.27%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.
(a) Class:
    Common Stock, par value $0.0001 per share
(b) Name of Issuer:
    Cord Blood America, Inc.
(c) Address of Issuer’s Principal Executive Office:
    9000 W. Sunset Boulevard, Suite 400
    Los Angeles, CA 90069

Item 2. Identity and Background.

CORCELL INC., a Delaware corporation, is a wholly-owned subsidiary of Vita 34 International AG
(a) Name of Filing Person:
 CorCell, Inc.
(b) Residence or Business Address:
1717 Arch Street, Suite 1410, Philadelphia, PA 19103

Directors and Officers of CorCell, Inc.:
(a) Name:
 Antonia M. Lafferty
(b) Residence or Business Address:
1717 Arch Street, Suite 1410, Philadelphia, PA 19103
(c) Present Principal Occupation:
Controller, President, Secretary, Treasurer and Director of CorCell, Inc.

(a) Name:
 Dr. Eberhard Lampeter
(b) Residence or Business Address:
Deutscher Platz 5a, 0-4103 Leipzig, Germany
(c) Present Principal Occupation:
Chief Executive Officer of Vita 34 International AG

(a) Name:
 Peter Boehnert
(b) Residence or Business Address:
Deutscher Platz 5a, 0-4103 Leipzig, Germany
(c) Present Principal Occupation:
Chief Financial Officer of Vita 34 International AG
(d), (e) Neither CorCell, Inc. nor, to the best knowledge of CorCell, Inc., has any director or officer of CorCell, Inc. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
CorCell, Inc.:
CorCell, Inc. is organized under the laws of the State of Delaware.

Officers and Directors:

Antonia Lafferty is a citizen of the United States of America.
Peter Boehnert and Dr. Eberhard Lampeter are citizens of Germany.

VITA 34 INTERNATIONAL AG, a German corporation
(a) Name of Filing Person:
 Vita 34 International AG
(b) Residence or Business Address:
Deutscher Platz 5a, 0-4103 Leipzig, Germany

Directors and Officers of Vita 34 International AG:

(a) Name:
 Dr. Eberhard Lampeter
(b) Residence or Business Address:
Deutscher Platz 5a, 0-4103 Leipzig, Germany
(c) Present Principal Occupation:
Chief Executive Officer of Vita 34 International AG

(a) Name:
 Peter Boehnert
(b) Residence or Business Address:
Deutscher Platz 5a, 0-4103 Leipzig, Germany
(c) Present Principal Occupation:
Chief Financial Officer of Vita 34 International AG

(d), (e) Neither Vita 34 International AG nor, to the best knowledge of Vita 34 International AG, any director or officer of CorCell, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the terms of an Existing Samples Purchase Agreement, dated October 12, 2006, as amended by the Amendment and Modification to the Existing Samples Purchase Agreement, dated as of February 28, 2007 (collectively, the “ESP Agreement”) between CorCell, Inc. (“CorCell”) and Cord Blood America, Inc. (“CBAI”), as more fully described in Item 4 below, CBAI issued 18,498,715 shares (the “Shares”) of its common stock to CorCell as part of the purchase price for the assets of CorCell utilized in CorCell’s business of storage of cord blood cells.

Item 4. Purpose of Transaction.
On February 28, 2007, CorCell and CBAI completed the transaction contemplated under the terms of the ESP Agreement which involved, among other things, the issuance of the Shares in an amount equivalent to $1,761,077.66. CorCell acquired the Shares as part of the total transaction consideration.

CBAI previously acquired CorCell’s assets utilized in the business of retrieving cord blood samples on October 12, 2006.

In connection with the transaction, CBAI agreed to permit CorCell to select one candidate for nomination to the CBAI Board of Directors.

Although neither CorCell nor Vita 34 International AG (“the Reporting Persons”) has any current intention to do so, the Reporting Persons may, from time to time, determine to purchase additional shares of CBAI on the open market, in privately negotiated transactions, or otherwise. Although the Reporting Persons have no current intention to do so, the Reporting Persons may also sell the Shares from time to time subject to the restrictions of Rule 144 of the Securities Act of 1933, as amended.

Except as described herein, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of common stock of CBAI beneficially owned by each Reporting Persons and by each executive officer, director and controlling person, if any, of the Reporting Persons. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of Common Stock of CBAI.

	Number of shares	Percentage of
Name of Person	beneficially owned	outstanding shares
CorCell, Inc.	18,498,715*	25.27%
Vita 34 International AG	18,498,715*	25.27%

Vita 34 International AG owns all of the issued and outstanding shares of CorCell, and is, therefore, indirect beneficial owner of all of the Shares. Pursuant to Section 13(d)(3) under the Securities Exchange Act, Michael Scott Smith (“Smith”) may be deemed to beneficially own the Shares as result of the limited agreement as to voting described in Item 6, below.

* Sole voting power as to 14,567,676 Shares, as a result of the voting agreement as to voting described in Item 6, below, and dispositive power as to 18,498,715 Shares.

Except as described in Item 4 above, no person named in response to Item 2 has effected any transaction in the class of securities reported on during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Voting Agreement

Under the terms of a Voting Agreement by and between CorCell and Michael Scott Smith dated as of February 28, 2007, and acknowledged by Vita 34 International AG, CorCell granted sole voting rights and voting powers to Michael Scott Smith for all Shares of CBAI that are in excess of 19.9 % of the issued and outstanding Shares, with such initial share amount being 3,931,039 Shares. Such agreement shall terminate upon the sale of Shares that that are in excess of 19.9 % of the issued and outstanding Shares. CorCell is obligated to notify Smith when it acquires additional Shares or disposes of Shares as well as when there is any change in the issued and outstanding capital stock of CBAI that would effect the amount of Shares subject to the Voting Agreement.

Item 7. Material to be Filed as Exhibits.
Exhibit A: Joint Filing Agreement, dated as of March 12, 2007 by and among the Reporting Persons.

Exhibit B: Voting Agreement dated as of February 28, 2007 among CorCell, Inc. and Michael Scott Smith.

Exhibit C: Limited Power of Attorney for Exchange Act Reporting Obligations of Vita 34 International AG, dated as of March 9, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2007

                                        CORCELL, INC.

By:	/s/ Antonia Lafferty

Name:	Antonia Lafferty

Title:	President

                                        VITA 34 INTERNATIONAL AG

By:	/s/ Antonia Lafferty

Name:	Antonia Lafferty, as Attorney-in-Fact for Dr. Eberhard Lampeter

Title:	Chief Executive Officer

EXHIBIT A
JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) promulgated pursuant to the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth herein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and to have duly executed this joint filing agreement as of the date set forth below.

Date: March 12, 2007

                                        CORCELL, INC.

By:	/s/ Antonia Lafferty

Name:	Antonia Lafferty

Title:	President

                                        VITA 34 INTERNATIONAL AG

By:	/s/ Antonia Lafferty

Name:	Antonia Lafferty, as Attorney-in-Fact for Dr. Eberhard Lampeter

Title:	Chief Executive Officer

EXHIBIT B
VOTING AGREEMENT

VOTING AGREEMENT (the “Agreement”), dated February 28, 2007, by and between CorCell, Inc., a Delaware corporation (the “Shareholder”) and Michael Scott Smith (“Smith”).

A.  Shareholder and Cord Blood America, Inc., a Florida corporation, (the “Company”) have entered into that certain Existing Samples Purchase Agreement, dated October 12, 2006, as amended by that Amendment and Modification to the Existing Samples Purchase Agreement, dated February 28, 2007 (collectively, the “ESP Agreement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the ESP Agreement.

B.  As of the date hereof Shareholder owns of record and beneficially (within the meaning of Rule 13d-3 of the Exchange Act of 1934, as amended, hereinafter the “Exchange Act”) 18,498,715 shares of Common Stock, par value $0.0001 per share, of CBAI (such shares together with any other shares of Common Stock acquired by Shareholder after the date hereof being collectively referred to herein as the “Shareholder Stock”).

C.  Shareholder desires to give Smith the right to vote all Shareholder Stock that is in excess of 19.9 % of the issued and outstanding Common Stock of the Company (the “Excess Shareholder Stock”), such initial amount of Excess Shareholder Stock being 3,931,039 shares.

In consideration of the mutual covenants and agreements contained herein and intending to be legally bound, the parties agree as follows:

1.  Power and Authority to Vote. Prior to the termination of this Agreement, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) Smith shall possess and be entitled to exercise all of the voting rights and voting powers of an absolute owner of Excess Shareholder Stock including, but not limited to, the power to vote (i) for election or removal of directors, (ii) for amendments to Company’s Articles of Incorporation or bylaws, and (iii) to merge, consolidate, liquidate or dissolve Company or sell all or substantially all of assets of Company.

2.  Term. This Agreement shall terminate on the sale of all Excess Shareholder Stock.

3.  Grant of Irrevocable Proxy; Appointment of Proxy.

i)
Shareholder hereby irrevocably grants to, and appoints Smith, as Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of Shareholder, to vote all Excess Shareholder Stock for which Shareholder is the record holder and is entitled to vote at each meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting).

ii)	Shareholder hereby represents that any proxies heretofore given in respect of the Excess Shareholder Stock are revocable, and that any such proxies have been or are hereby revoked.
iii)
Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given to secure the performance of the duties of the Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy granted hereby is coupled with interest and may under no circumstances be revoked.

iv)
The power of attorney granted herein by the Shareholder is a durable power of attorney and shall survive the dissolution or bankruptcy of such Shareholder. Such irrevocable proxy shall be valid until termination of this Agreement pursuant to Section 2.

4.  Representations and Warranties of the Shareholder. Shareholder hereby represents and warrants to Smith as follows:

i)
Ownership of Shares. Shareholder owns of record and beneficially the amount of Shareholder Stock as set forth in the preamble hereto and such shares consist of all of the shares owned of record or beneficially by Shareholder. Shareholder has sole voting power and sole power of disposition with respect to all of the Shareholder Stock, with no restrictions on the Shareholder’s rights of voting or disposition pertaining hereto (except under applicable securities laws) and no other person or entity has any right to direct Shareholder with respect to voting of any of the Shareholder Stock or approve the voting by Shareholder of any of the Shareholder Stock or any right to approve any amendment or modification to this Agreement.

ii)	Legal Capacity; Authority. Shareholder has all necessary power and authority to execute and deliver this Agreement.

5.  Covenants of Shareholder. Except in accordance with the terms of this Agreement, Shareholder hereby covenants and agrees that prior to the termination of this Agreement, Shareholder will promptly notify Smith of:

i)	Acquired Shares. Any new Shareholder Stock acquired either directly or beneficially by Shareholder;
ii)	Disposed of Shares. Any Shareholder Stock disposed of by the Shareholder that would affect the Excess Shareholder Stock calculation; or
iii)	Change in Shares Outstanding. Any change to the amount of issued and outstanding capital stock of the Company that would affect the Excess Shareholder Stock calculation.

In connection with a notification that results in a modification to the Excess Shareholder Stock calculation, Shareholder will provide a new calculation of Excess Shareholder Stock.

6.  Smith’s Duties and Immunities. In voting the Excess Shareholder Stock, Smith shall act in good faith. Smith shall not be liable for any error of judgment or mistake of law or other mistake, and shall not be responsible from any act or omission with respect to his duties and responsibilities, or for any losses that result therefrom, unless such losses can be proven by clear and convincing evidence to be the result of willful misconduct or bad faith.

7.	Miscellaneous.
i)
Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, or rescinded except by instrument in writing signed by each of the parties hereto.

ii)
Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in force and effect, provided that, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

iii)	Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida without regard to the principles of conflicts of laws thereof.
iv)
Counterparts. This Agreement may be executed by facsimile signature and in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

v)
Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been fully given when delivered in person, by overnight courier, by facsimile transmission with confirmation of receipt or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

a.	If to Shareholder:
CorCell, Inc.
1717 Arch Street
Suite 1410
Philadelphia, PA 19103
Attention: [Nina Lafferty]
Facsimile No.: +1-215-864-0936

with a copy to:

Vita 34 International AG
Deutscher Platz 5a
04103 Leipzig, Germany
Attention: Peter Boehnert, CFO
Facsimile No.: +49-341-4879239

and

Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103
Attention: Paul Baskowsky, Esquire
Facsimile No.: 215-575-7200

b.	If to Michael Scott Smith
818 W. 144TH Street, Gardena, CA 90247

vi)
Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this agreement and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

vii)
WAIVER OF JURY TRIAL. EACH OF THE SHAREHOLDER AND SMITH HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE SHAREHOLDER AND SMITH IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first written above.

CorCell, Inc., a Delaware corporation
By:_/s/ Antonia M. Lafferty__________
Name: Antonia M. Lafferty
Title: President

                          By: /s/ Michael S. Smith_________
Name: Michael S. Smith
Title:

Acknowledged by:
VITA 34 International AG
                    By:__/s/Dr. E.F. Lampeter, CEO, /s/ Peter Boehnert,CFO
Name: Dr. E.F. Lampeter, CEO
Peter Boehnert, CFO
Title:

EXHIBIT C
LIMITED POWER OF ATTORNEY FOR
EXCHANGE ACT REPORTING OBLIGATIONS OF
VITA 34 INTERNATIONAL AG

Know all by these presents, that the undersigned’s hereby makes, constitutes and appoints Antonia Lafferty, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

1.  prepare, execute, acknowledge, deliver and file with the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC or reports required under the Securities Exchange Act of 1934;

2.  prepare, execute, acknowledge, deliver and file with the SEC Forms 3, 4, 5 pursuant to Section 16(a) and Schedules 13D or 13G pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other forms or reports the undersigned may be required to file in connection with the undersigned’s ownership, acquisition, or disposition of securities of Vita 34 International AG, (the “Company”), a stock corporation organized and existing under the laws of Germany, as considered necessary or advisable under the Exchange Act;

3.  seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

4.  perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

5.  The undersigned acknowledges that:

a.  this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

b.  any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

c.  neither the Company nor such attorney-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with any requirement of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

d.  this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 16 and Section 13 of the Exchange Act.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports under the Exchange Act unless earlier revoked by the undersigned in a signed writing delivered to such attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of March, 2007.

/s/ Dr. E.F. Lampeter, CEO, /s/ Peter Boenhert, CFO
Signature
Dr. E.F. Lampeter, CEO, Vita 34 International AG Peter Boenhert, CFO, Vita 34 International AG
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